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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           Citadel Holding Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    172862104
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                                 (CUSIP Number)

                                 Ira Levin, Esq.
                            120 North Robertson Blvd.
                          Los Angeles, California 90048
                                 (310) 657-8420
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          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 20, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.




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                                  SCHEDULE 13D
CUSIP No.172862104                                            Page 2 of 9 Pages
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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
CUSIP No.172862104                                            Page 3 of 9 Pages
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1.       NAMES OF REPORTING PERSONS
         James J. Cotter

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                            (a)  [ ]
                                                            (b)  [ ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (See Instructions)
         00

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5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

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NUMBER OF SHARES
BENEFICIALLY OWNED             7.       SOLE VOTING POWER
BY EACH REPORTING
PERSON WITH                             Non-Voting Common Stock    N/A
                                        Voting Common Stock        327,808

                               -------------------------------------------------
                               8.       SHARED VOTING POWER

                                        Non-Voting Common Stock    N/A
                                        Voting Common Stock        0

                               -------------------------------------------------
                               9.       SOLE DISPOSITIVE POWER

                                        Non-Voting Common Stock  1,311,233
                                        Voting Common Stock        327,808

                               -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER

                                        Non-Voting Common Stock    0
                                        Voting Common Stock        0

------------------------------ -------------------------------------------------



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                                  SCHEDULE 13D
CUSIP No.172862104                                            Page 4 of 9 Pages
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Non-Voting Common Stock    1,311,233
         Voting Common Stock        327,808

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12.      CHECK IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES (See Instructions)        [X]


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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Non-Voting Common Stock    16.5%
         Voting Common Stock 16.5%

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14.      TYPE OF REPORTING PERSON (See Instructions)

         IN

                                  SCHEDULE 13D
CUSIP No.172862104                                            Page 5 of 9 Pages
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ITEM 1.  SECURITY AND ISSUER

This statement relates to the shares of Common Stock, par value $.01 per share of Citadel Holding Corporation, a Nevada corporation (the "Company"). The Common Stock is divided into two classes, Class A non-voting common stock (the "Non-Voting Common Stock"), and Class B voting common stock (the "Voting Common Stock"). The Company has its principal executive offices at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed by James J. Cotter, who is Chairman of the Board of the Company and indirectly a principal stockholder of the Company. Provided below are the business address and the principal business occupations of James
J. Cotter:

James J. Cotter
Pacific Theatres
120 N. Robertson Blvd.
Los Angeles, CA 90048
Fax: (310) 855-8331
Tel: (310) 855-0114

Principal Business Occupation:
Chairman of Craig, Reading and Citadel,
Executive Vice President of Decurion (Pacific
Theatres)

     During the last five years, Mr. Cotter has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

     Mr. Cotter is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Cotter received the shares of Common Stock reported here in a merger between the Company's wholly-owned subsidiary, Citadel Off Broadway Theatres, Inc. and Off Broadway Investments, Inc. ("OBI"). Mr. Cotter and Michael R. Forman each owned 50% of OBI.

     The merger was previously reported in the Company's definitive proxy statement dated August 12, 2000, under the caption "Proposal No. 2: Proposal to Authorize the Issuance of Class A Non-Voting Common Stock and Class B Voting Common Stock to Complete the Acquisition by Merger of OBI," in the Company's report on Form 10-Q dated August 15, 2000


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                                  SCHEDULE 13D
CUSIP No.172862104                                            Page 6 of 9 Pages
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and in the  Company's  report on Form 8-K dated  October 4, 2000.  The number of shares of Non-Voting Common Stock and Voting Common Stock issued to each of Mr. Cotter and Mr. Forman in the merger was determined by reference to the closing price of those shares over the 30 trading days that preceded the date the merger agreement was signed, July 28, 2000. The average trading price of the Company's shares over that period was $3.0083 per share of Non-Voting Common Stock and $3.2188 per share of Voting Common Stock. A copy of the definitive merger agreement is attached to the Company's definitive proxy statement dated August 12, 2000 as Exhibit A.

                                  SCHEDULE 13D
CUSIP No.172862104                                            Page 7 of 9 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

Mr. Cotter acquired the shares of Common Stock reported herein for investment purposes. Mr. Cotter intends, however, to review his investment in the Company on the basis of various factors, including the Company's business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based upon such review, Mr. Cotter will take such actions as he deems appropriate in light of the circumstances existing from time to time.

Mr. Cotter is the Chairman and Chief Executive Officer of the Company. As disclosed in Item 5, immediately below, he may also be deemed to be a principal stockholder of the Company, as a result of (a) his direct interest in the Voting and Non-Voting Common Stock of the Company, and (b) his direct, and through his interest in Hecco Ventures, a California General Partnership, his indirect interest in Craig Corporation ("Craig") and Craig's consolidated subsidiary, Reading Entertainment, Inc. ("Reading"). Mr. Cotter is also the Chairman and Chief Executive Officer of each of Craig and Reading. Craig and Reading have previously filed reports on Form 13D with respect to their respective interests in the Company, and Mr. Cotter disclaims beneficial ownership of the share interests owned by Craig and Reading in the Company.

There is considerable management and director overlap between the Company, Craig and Reading. Mr. S. Craig Tompkins is a director of each of the three companies, the President of Craig and the Vice Chairman and Secretary of each of the Company and Reading. Mr. Robert Smerling is a Director and the President of Reading and the President of Citadel's wholly owned cinema subsidiary. Mr. Andrzej Matyczynski is the Chief Financial Officer of each of Craig, the Company and Reading, and is also the Chief Administrative Officer of Reading. Mr. Robert Loeffler is a Director and serves on the Audit Committees of each of the three companies. The three companies share executive office space and allocate most general and administrative types of expenses.

         In light of the above, Mr. Cotter may be involved, as a senior member of management of the Company, in the development, analysis and/or review from time to time of transactions involving the Company such as the transactions identified in clauses (a) through (j) of Instructions to Item 4 of Form 13D. Mr. Cotter considers his involvement in such development, analysis and/or review process to be principally that of an officer and director of the Company, and accordingly, does not anticipate making disclosure with respect to any such transactions, separate and apart from disclosure made by the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As a result of the merger between OBI and the Company, Mr. Cotter beneficially owns 1,311,233 shares of the Non-Voting Common Stock, which represent 16.5% of all shares of shares of that class outstanding on September 20, 2000, and 327,808 shares of the Voting Common Stock, which represent 16.5% of all shares of that class outstanding on September 20, 2000.

                                  SCHEDULE 13D
CUSIP No.172862104                                            Page 8 of 9 Pages
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     Mr.  Cotter is also the  Chairman of both Craig and Reading  Entertainment,
Inc. ("Reading Entertainment") and a principal stockholder of Craig. Craig and its consolidated subsidiaries own approximately 78% of the voting power of the outstanding capital stock of Reading Entertainment and also 230,521 shares of Voting Common Stock and 876,885 shares of Non-Voting Common Stock. Reading Entertainment and its consolidated subsidiaries currently own 422,734 shares of Voting Common Stock and 1,690,938 shares of Non-Voting Common Stock. Mr. Cotter disclaims beneficial ownership of the Common Stock owned by Craig and Reading Entertainment and their respective subsidiaries.

     (b) Mr. Cotter has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

     (c) There were no transactions by Mr. Cotter with respect to shares of Common Stock during the past 60 days.

     (d) Mr. Cotter has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all shares of Common Stock that he beneficially owns.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     Not applicable.

                                  SCHEDULE 13D

CUSIP No.172862104                                            Page 9 of 9 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 25, 2001


                                                             /s/ James J. Cotter
                                                             -------------------
                                                              James J. Cotter